UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-148697
NOTIFICATION OF LATE FILING	CUSIP NUMBER 45776Q109

(Check one):	Form 10-K	Form 20-F	Form 11-K	✓	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	06/30/2009

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INSIGHT MANAGEMENT CORPORATION
Full Name of Registrant.

Former Name if Applicable

1130 E. Clark Ave. Ste 150-286
Address of Principal Executive Office (Street and Number)

Orcutt, CA 93455
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Insight Management Corporation closed the merger with Microresearch Corporation and the acquisition with Rebel Testing, Inc in the last week of the second quarter.  Due to limited staff and resources, the Company has not had sufficient time or resource to analyze and provide adequate financial statement disclosures in its Quarterly Report on Form 10-Q by the required deadline without unreasonable effort and expense. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable, and in any event, within the 5 day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jennifer Rapacki	866	787-3588
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Insight Management anticipates that the consolidated statements of operations for the three months ended June 30, 2009 to be reported in the Quarterly Report on Form 10-Q will contain significant changes from its results of operations for the three months ended June 30, 2008 due to the merger with Microresearch Corporation and the acquisition of Rebel Testing. In particular, Insight Management anticipates that net loss for the three months ended June 30, 2009 will be significantly less compared to the three months ended June 30, 2008 as a result of consolidating the financial of Insight Management, Microresearch Corporation and Rebel Testing, Inc. The consolidated financial statements will be prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, there can be no assurance that the information regarding the financial statements included in this filing will not be significantly different upon completion of the consolidated financial statements. Because Insight Management has not yet completed the preparation of its quarterly consolidated financial statements, the review of the financial statements by its independent registered accounting firm has not been completed. This Notification of Late filing on Form 12b-25 contains forward-looking statements, including statements regarding Insight Management’s anticipated financial results and condition and its ability to complete the filing of its Quarterly Report on Form 10-Q within the extension period. These risks include, without limitation, risks related to Insight Management’s ability to complete its consolidated financial statements for the three months ended June 30, 2009, the risk that there may be other material adjustments to the financial statements not anticipated at this time and other risks detailed in Insight Management’s filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late filing on Form 12b-25. Insight Management undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

INSIGHT MANAGEMENT CORPATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	08/12/2009	By:	/s/ Jennifer Rapacki
Jennifer Rapacki President/CEO